TERYL RESOURCES CORP.
#1103 – 11871 Horseshoe Way
Richmond, BC V7A 5H5
Phone: 604-278-5996    Fax: 604-278-3409
Toll Free: 800-665-4616
www.terylresources.com

N E W S R E L E A S E

Teryl Resources Corp.
(the “Company”)

TSX Venture Exchange: TRC
Pink Sheet Symbol: TRYLF

TERYL RESOURCES ANNOUNCES $1,000,000 PRIVATE PLACEMENT

For Immediate Release: March 12, 2004. Vancouver, BC – Teryl Resources Corp. (TSX Venture Exchange: TRC) announces that a private placement for 2,000,000 units at $0.50 per unit, to raise $1,000,000, has been approved by the board of directors. Each unit will consist of one common share of Teryl Resources Corp. and one warrant enabling the investor to purchase an additional share at an exercise price of $0.60 per share for eighteen months.

The funds raised are to be used for the West Ridge claims, general corporate purposes and accounts payable.

The financing is subject to the necessary regulatory approval.

With interests in four gold properties, Teryl Resources Corp. is one of the main landowners in the Fairbanks Mining District, Alaska. The Gil project is a joint venture (80% Kinross/20% Teryl) with Kinross Gold Corporation (TSX: K; NYSE: KGC). The Company’s holdings also include the West Ridge Property (100% owned), the Fish Creek Claims, 50% optioned from Linux Gold Corp. (LNXGF), and the Stepovich Claims, which Teryl has a 10% net profit interest from Kinross. Teryl Resources Corp. also has one joint venture silver prospect located in Northern BC, Canada and an interest in diamond prospects in the Northwest Territories, Canada. For further information visit the Company’s website at http://www.terylresources.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson
President

Contact:     John Robertson
                     800-665-4616

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Statements in this press release regarding Teryl’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.